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[VIVENDI UNIVERSAL LOGO]

                                                                    Exhibit 99.1


        Court orders following motion filed by Vivendi Universal against
                               Jean-Marie Messier


Paris, August 12, 2003 - As decided at the Board meeting of July 1, 2003, Vivendi Universal (Paris Bourse: EX FP; NYSE: V) petitioned the Paris Commercial Court on August 11, 2003. The presiding judge issued two orders authorizing Vivendi Universal to take the following measures:

     o firstly, to attach, in an amount up to 20.5 million euros, all dues owed by the company to Mr. Jean-Marie Messier in the form of severance indemnities non-authorized by the Board of Directors.

     o secondly, to enter into proceedings against Messrs. Jean-Marie Messier and Eric Licoys, under a fast-track process of the Paris Commercial Court, for payment of damages in the same amount as the severance indemnities and associated costs.

These proceedings are currently under way.


Important Disclaimer:
--------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at (www.sec.gov) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

Contacts:
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Media
Antoine Lefort
+33 (0)1 71 71 11 80
Agnes Vetillart
+33 (0)1 71 71 30 82
Alain Delrieu
+33 (0)1 71 71 10 86